EXHIBIT 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

XYBERNAUT CORPORATION

Xybernaut Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Xybernaut Corporation and that this corporation was originally incorporated pursuant to the General Corporation Law on April 15, 1996 under the name Xybernaut Corporation.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 103(f), 245 and 303 of the General Corporation Law in order, among other things, to put into effect and carry out the confirmation order entered by the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division, on November      , 2006 in the reorganization proceedings styled In re Xybernaut Corporation, et al., Case No. 05-12801, which confirmed the Debtors’ Joint Plan of reorganization Under Chapter 11 of the Bankruptcy Code dated September 8, 2006. This Amended and Restated Certificate of Incorporation restates, integrates, amends and supersedes the provisions of the Certificate of Incorporation of this corporation as previously filed and as the same may have been heretofore amended.

3. The text of the Certificate of Incorporation as previously filed and as the same may have been heretofore amended is hereby restated and further amended to read in its entirety as follows:

ARTICLE ONE

The name of the Corporation is Xybernaut Corporation (the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is [     ]. The name of the registered agent at such address is [     ].

ARTICLE THREE

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE FOUR

The total number of shares of capital stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock, par value $0.01 per share (“Common Stock”). The Corporation shall be prohibited from the issuance of nonvoting equity securities, as required by Section 1123(a)(6) of title 11 of the United States Code, subject to further amendment as permitted by applicable law.

The designation and the powers, preferences and rights, and the qualifications, limitations or restrictions of the Common Stock are as follows:

1. Certain Transfers Prohibited.

(A) Prohibited Transfers. Until the earlier of: (i) 2030; (ii) that the Corporation no longer has a net operating loss carryforward; or (ii) such date as shall be fixed by the Board of Directors of the Corporation following a determination by it either that there are no longer available any net operating loss carryforwards or that, notwithstanding the remaining availability of net operating loss carryforwards, maintenance of the transfer restrictions shall no longer be in the best interests of the Corporation, except as otherwise provided in this Article Four, no shares of Common Stock shall be transferred or become subject to any agreement to transfer, in any manner whatsoever, whether voluntarily or involuntarily, by sale, contract, warrant, option, gift, operation of law or otherwise (any of the foregoing, a “Transfer”), to any person who beneficially owns directly or through attribution (as determined under Section 382 (“Code Section 382”) of the Internal Revenue Code of 1986, as amended from time to time (the “Code”)), 4.9 percent or more of the then issued and outstanding shares of Common Stock or who, after giving effect to such Transfer, would beneficially own directly or through attribution (as determined under Code Section 382) 4.9 percent or more of the value of the then issued and outstanding shares of Common Stock (a “4.9%- Holder”).

For purposes of this Article Four, “Common Stock” includes any option, warrant, contractual agreement or other right to purchase or acquire Common Stock or any securities convertible into exchangeable for Common Stock.

     (B) Permitted Transfers.  The following Transfers shall be permitted notwithstanding the provisions of the foregoing subsection (A):

(i) any acquisition of shares of Common Stock pursuant to a tender offer for all the then issued and outstanding shares of Common Stock;

(ii) any acquisition of shares of Common Stock pursuant to a merger agreement or acquisition agreement approved by the holders of a majority of the then issued and outstanding shares of Common Stock (and any entry into such an agreement subject to such approval);

           (iii) any Transfer of shares of Common Stock by a 4.9% Holder (a “Transferor”) to any other person (a “Transferee”) if immediately prior to the Transfer, the Transferee is treated as the beneficial owner of the shares of Common Stock owned by the Transferor through attribution, as determined under Code Section 382;

           (iv) any other Transfer of shares of Common Stock if the Board of Directors of the Corporation, with the advice of counsel, determines that in the judgment of the Board of Directors such Transfer (i) is not likely to materially and adversely affect the Corporation’s ability to preserve and utilize the net operating loss carryforwards to which it is then entitled under the Code or (ii) is otherwise in the best interests of and provides a substantial benefit to the Corporation and its shareholders.

   The Corporation and the Board of Directors shall be fully protected in determining not to exercise their authority under this clause (iv) to authorize a Transfer in relying on the presumption that a Transfer is likely to materially and adversely affect the Corporation’s ability to preserve and utilize the net operating loss carryforwards to which it is the entitled under the Code if, together with any other Transfer by persons who at such time are 4.9% Holders that would be permitted under clauses (i) through (iii) of paragraph (B) and under any contractual arrangements to which such 4.9% Holders are parties at such time, such Transfers would result in the percentage of Common Stock of the Company owned by one or more 4.9% Holders having increased by more than 45 percentage points over the lowest percentage of such Common Stock owned by such persons at any time during the testing period (within the meaning of Code Section 382).

Should the Board of Directors determine that a Transfer be permitted under this clause (iv), such action shall not imply that the Board of Directors will or will not permit subsequent Transfers under this clause (iv).  In permitting a Transfer under this clause (iv) the Board of Directors may attach such conditions, if any, that it deems necessary or appropriate.

     (C) Effect of Unauthorized Transfer.  Any attempted or purported Transfer of Common Stock in violation of this Article Four (an “Unauthorized Transfer”) shall be null and void.  The Corporation shall not register, recognize or give effect to any transfer that the Corporation believes to be an Unauthorized Transfer in violation of this Article Four, and the intended transferee of any common stock pursuant to an Unauthorized Transfer shall acquire no rights in such Common Stock.  The Corporation’s remedies in respect of any such Unauthorized Transfer shall include, but not be limited to, those set forth below, as they may be amended from time to time.

     (D) Authority of Corporation and Board.  The Corporation and the Board of Directors shall be fully protected in relying in good faith upon the information, opinions, reports or statements of the President, Chief Executive Officer, the Chief Operating Officer, the chief financial officer or the chief accounting officer of the Corporation or the Corporation’s legal counsel, independent auditors, transfer agent, investment bankers, and other employees and agents, in making any determination pursuant to subsection (B) above. The Board of Directors of the Corporation is authorized to take such action, to the extent permitted by law and not inconsistent with this Article Four, as it may deem necessary or advisable to enforce and carry out the purpose and provisions of this Article Four.

2. Unauthorized Transfers.   If an Unauthorized Transfer purportedly occurs, the provisions set forth below shall apply:

     (A) Notice of Unauthorized Transfer.  Within thirty business days of learning that an Unauthorized Transfer has purportedly occurred, the Corporation shall cause to be delivered to the purported transferee (the “Purported Transferee”) of the shares (the “Prohibited Stock”) purportedly transferred in violation of these terms stating in substance that the Purported Transferee has purportedly received shares in a transaction that constitutes an Unauthorized Transfer and demanding the Purported Transferee to surrender or cause to be surrendered to an agent designated by the Corporation (the “Agent”) certificates representing the Prohibited Stock and any dividends or distributions that such Purported Transferee has received on the Prohibited Stock.

   If the Purported Transferee has purportedly resold the Prohibited Stock before receiving said notice, the Purported Transferee will be required to transfer to the Agent the proceeds of such sale, to the extent in excess of the amount that the Purported Transferee paid for the Prohibited Stock in the unauthorized transfer, together with any dividends or distributions that the Purported Transferee has received on the Prohibited Stock.  Unless such purported resale itself constitutes a Prohibited Transfer, in which case the other provisions of this Article Four will apply, the transferee shall be treated as the owner of the Prohibited Stock and as having acquired such Prohibited Stock from the Purported Transferee acting in the capacity as agent for the Corporation.  If a surrender of Certificates or a transfer of proceeds required by this  subsection (A) is not made within thirty days following delivery of the notice herein provided for the Corporation may institute legal proceedings to compel such surrender or transfer.

     (B) Sale of Prohibited Stock.  As soon as practicable following receipt of the Prohibited Stock and surrender of any dividends or distributions that the Purported Transferee has received on the Prohibited Stock, as contemplated by subsection (A) above, the agent will sell the Prohibited Stock and any non-cash dividends or distributions to a third party, which may include the Corporation or any existing shareholder of the Corporation. After applying the proceeds from such sale toward reimbursement of the Purported Transferee for the price that the Purported Transferee paid for the Prohibited Stock in the Unauthorized Transfer (or the fair market value of the Prohibited Stock at the time of the Unauthorized Transfer if such Unauthorized Transfer was by way of gift, devise, or similar transfer), the Agent will pay any remaining proceeds and any cash dividends and distributions so surrendered to organizations described in Section 501(c)(3) of the Code that are designated by the Corporation.  In no event shall the proceeds of any such sale by the Agent or the surrender of dividends or distributions inure to the benefit of the Corporation or the Agent, but such amounts may be used to cover expenses incurred by the Agent in performing its duties hereunder prior to any reimbursement being made pursuant to this subsection (B).

     (C) Liability for Damages and Costs.  In addition to the remedy described in subsections (A) and (B), any person who knowingly engages in an Unauthorized Transfer shall be liable to the Corporation for any damages and costs incurred by the Corporation as a result of any such violation.

     (D) Disclosure of Shareholdings.  Upon demand by the Corporation, the shareholders of the Corporation shall disclose to the Corporation in writing such information with respect to their direct and indirect ownership of Common Stock as the Corporation deems necessary to ensure compliance with this Article Four.

     3.  Severability.  If any provision included in this Article Four is determined to be void, invalid, or unenforceable by virtue of any legal decision, statute, rule or regulation, then, at the option of the Corporation, the Purported Transferee shall be deemed to have acted on behalf of the Corporation in acquiring the Prohibited Stock and to hold such Prohibited Stock on behalf of the Corporation.

ARTICLE FIVE

The Corporation is to have perpetual existence.

ARTICLE SIX

Elections of directors need not be by written ballot unless a stockholder demands election by written ballot at the meeting and before voting begins or unless the bylaws of the Corporation shall so provide.

ARTICLE SEVEN

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation.

ARTICLE EIGHT

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director.

2. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

3. Neither any amendment nor repeal of this Article Eight, nor the adoption of any provision of this Corporation’s Certificate of Incorporation inconsistent with this Article Eight, shall eliminate or reduce the effect of this Article Eight, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article Eight, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE NINE

Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

ARTICLE TEN

The Amended and Restated Certificate of Incorporation of the Corporation as herein amended shall constitute a restatement of and shall supersede the Certificate of Incorporation of the Corporation as previously filed.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed by the President of the Corporation this      day of November, 2006.

XYBERNAUT CORPORATION

By:
Perry L. Nolen
President